TITAN COMPUTER SERVICES, INC.

December 15, 2017

Attn:  Larry Spirgel, Assistant Director, AD Office 11
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:       Titan Computer Services, INC
 Preliminary Proxy Statement on Schedule 14A
 Filed October 13, 2017
 File No. 000-55639

Ladies and Gentlemen:

Titan Computer Services, Inc (the “Titan Computer Services” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 20, 2017, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Proposal II
Amend the Bylaws to Permit a Simple Majority Vote

1. In the event that your shareholders approve proposal 4 and you relocate your domicile from New York to Delaware, tell us what effect this would have on your decision to amend your bylaws as contemplated by this proposal 2. We note that you reference New York law in your proposal disclosure.

Response:

It is the Company’s intention to change the name of the corporation and amend the bylaws under New York law prior to relocating the Company’s domicile, as the name change to reflect the Company’s current business operations is the primary priority of the Company. Should the shareholders vote for approval of proposal 4, the change of domicile will take place at a later date once the name change has taken effect in New York. Following the name change and the change of domicile from New York to Delaware, when the Board of Directors determines it is a good time, the Company’s bylaws will be amended to conform with the Delaware General Corporation Law.

2. Consider including as an annex to your proxy statement the changes to your bylaws.

Response: The changes proposed in Proposal 2 have been included as Annex A.

Proposal III
Election of Directors

3. Please provide all information required by Items 7 and 8 of Schedule 14A and the Regulation S-K items referenced by those items.

Response: Thank you for your comment. We have revised as instructed.

Thank you for your assistance and review.

Sincerely,

Titan Computer Services, Inc.
/s/ David Vincent David Vincent President